Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2020	2020	2019	2020
	Audited	Audited	Audited	Audited
Revenue from operations	23,665	23,267	21,803	90,791
Other income, net	475	614	736	2,803
Total Income	24,140	23,881	22,539	93,594
Expenses
Employee benefit expenses	13,604	12,916	12,302	50,887
Cost of technical sub-contractors	1,626	1,704	1,640	6,714
Travel expenses	116	667	827	2,710
Cost of software packages and others	893	755	617	2,703
Communication expenses	163	139	127	528
Consultancy and professional charges	262	339	291	1,326
Depreciation and amortisation expenses	756	749	681	2,893
Finance cost	48	45	40	170
Other expenses	880	1,071	847	3,656
Total expenses	18,348	18,385	17,372	71,587
Profit before tax	5,792	5,496	5,167	22,007
Tax expense:
Current tax	1,321	1,335	1,460	5,775
Deferred tax	199	(174)	(95)	(407)
Profit for the period	4,272	4,335	3,802	16,639
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	147	(21)	(17)	(180)
Equity instruments through other comprehensive income, net	(1)	(2)	3	(33)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(6)	–	(24)	(36)
Exchange differences on translation of foreign operations	164	237	25	378
Fair value changes on investments, net	54	15	16	22
Total other comprehensive income/(loss), net of tax	358	229	3	151
Total comprehensive income for the period	4,630	4,564	3,805	16,790
Profit attributable to:
Owners of the company	4,233	4,321	3,798	16,594
Non-controlling interest	39	14	4	45
	4,272	4,335	3,802	16,639
Total comprehensive income attributable to:
Owners of the company	4,586	4,545	3,798	16,732
Non-controlling interest	44	19	7	58
	4,630	4,564	3,805	16,790
Paid up share capital (par value 5/- each, fully paid)	2,122	2,122	2,137	2,122
Other equity *#	63,328	63,328	62,778	63,328
Earnings per equity share (par value 5/- each)**
Basic ()	9.98	10.19	8.83	38.97
Diluted ()	9.97	10.18	8.82	38.91

*	Balances for the quarter ended June 30, 2020 and June 30, 2019 represents balances as per the audited Balance Sheet for the year ended March 31, 2020 and March 31, 2019 respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended June 30, 2020, March 31, 2020, and June 30, 2019

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter ended June 30, 2020 have been taken on record by the Board of Directors at its meeting held on July 15, 2020. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Board appointment:

The Board, based on the recommendation of the Nomination and Remuneration Committee, appointed Bobby Parikh as an additional and Independent Director of the Company effective July 15, 2020 for a period of 3 years, subject to the approval of the shareholders.

c)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of COVID-19, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

d)	Update on the whistleblower matter

On the matters pertaining to the whistle blower allegations, previously disclosed by the Company on October 22, 2019, the Company has responded to all the inquires received from the Indian regulatory authorities. Additionally, on the matter pertaining to the shareholder class action suit, as previously disclosed by the Company in October 2019, the plaintiff voluntarily dismissed the lawsuit without prejudice on May 21, 2020.

2. Information on dividends for the quarter ended June 30, 2020

For financial year 2020, the Board recommended a final dividend of 9.50/- per equity share. The same was approved by the shareholders in the Annual General Meeting of the company held on June 27, 2020 and was paid on July 3, 2020.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year tended March 31,
	2020	2020	2019	2020
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	8.00
Final dividend	–	9.50	–	9.50

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2020	2020	2019	2020
Revenue by business segment
Financial Services (1)	7,457	7,282	6,856	28,625
Retail (2)	3,391	3,622	3,435	14,035
Communication (3)	3,165	3,017	3,004	11,984
Energy, Utilities, Resources and Services	3,027	2,992	2,833	11,736
Manufacturing	2,256	2,363	2,099	9,131
Hi-Tech	2,063	1,831	1,679	6,972
Life Sciences (4)	1,575	1,484	1,341	5,837
All other segments (5)	731	676	556	2,471
Total	23,665	23,267	21,803	90,791
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	23,665	23,267	21,803	90,791
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,001	1,863	1,714	7,306
Retail (2)	1,048	1,058	1,032	4,212
Communication (3)	621	560	622	2,424
Energy, Utilities , Resources and Services	851	856	724	3,216
Manufacturing	506	557	413	2,059
Hi-Tech	598	431	370	1,604
Life Sciences (4)	476	344	278	1,431
All other segments (5)	20	37	5	64
Total	6,121	5,706	5,158	22,316
Less: Other Unallocable expenditure	756	779	687	2,942
Add: Unallocable other income	475	614	736	2,803
Less: Finance cost	48	45	40	170
Profit before tax and non-controlling interests	5,792	5,496	5,167	22,007

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5) All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2020	2020	2019	2020
Revenue from operations	20,325	20,187	19,131	79,047
Profit before tax	5,378	5,128	4,821	20,477
Profit for the period	4,008	4,069	3,569	15,543

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India July 15, 2020	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2020, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2020	2020	2019	2020
	Audited	Unaudited	Audited	Audited
Revenues	3,121	3,197	3,131	12,780
Cost of sales	2,071	2,133	2,122	8,552
Gross profit	1,050	1,064	1,009	4,228
Operating expenses	342	390	367	1,504
Operating profit	708	674	642	2,724
Other income, net	63	84	106	395
Finance cost	6	6	6	24
Profit before income taxes	765	752	742	3,095
Income tax expense	201	160	196	757
Net profit	564	592	546	2,338
Earnings per equity share *
Basic	0.13	0.14	0.13	0.55
Diluted	0.13	0.14	0.13	0.55
Total assets	13,037	12,260	12,417	12,260
Cash and cash equivalents and current investments	2,886	3,080	3,044	3,080

* EPS is not annualized for the quarter ended June 30, 2020, March 31, 2020, and June 30, 2019.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.